Exhibit 99.5 Sustainable and Profitable Growth Above Market Jack Truong, CEO 1

SUMMARY 1. We are transforming commercially to push-pull approach and becoming a world class manufacturer to reignite our track record of growth above market with strong returns 2. We are investing in customer driven innovation to deliver aggressive long- term growth goals in every region. 3. We affirm our FY2020-FY2022 objectives • North America PDG return to +6% with EBIT margin at top half of 20‐25% range; 3‐year $100 MM cumulative LEAN cost reduction  • Europe +8‐12% Revenue CAGR growth with 14% EBIT margin‐ exit FY2022 • Asia Pacific PDG  +3% to +5% at 20‐25% EBIT margin 2